August 12, 2010

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

RE: UQM Technologies, Inc.

Form 10-K for fiscal year ended March 31, 2010

Filed May 24, 2010, File No. 1-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated July 30, 2010:

Comment No. 1: We note that you have not established an allowance for bad debts at March 31, 2010 or 2009. Given the significance of your accounts receivable balance, please revise your MD&A in future filings to disclose the significant terms and conditions of your sales contracts and discuss how these terms may impact your liquidity.

Response: The Company will disclose the significant terms and conditions of its sales contracts and discuss how these terms may impact liquidity in the MD&A section of future filings.

Comment No. 2: We note that you have presented a net amount for maturities (purchases) of short-term investments. We further note from your disclosure in Note 1(c) to your consolidated financial statements that short-term investments represent investments with an original maturity of greater than 3 months but less than one year. Please revise future filings to present the gross amounts for purchases, sales and maturities of any short-term investments that do not meet the criteria specified in paragraph 230-10-45-9 of the FASB Accounting Standards Codification for net reporting.

Response: The Company will disclose the gross amounts for purchases, sales and maturities of any short-term investments that do not meet the criteria specified in paragraph 230-10-45-9 of the FASB Accounting Standards Codification for net reporting in its future filings.

Comment No. 3: We note that you recognize government grants when there is "reasonable assurance" that you will comply with the required conditions and the grant will be received. Please clarify how you define reasonable assurance. In addition, please clarify how your accounting policy is consistent with US GAAP, under which income is generally recognized only when it is "probable" that you will meet all of the required conditions and receive the grant.

Response: The Company considers "reasonable assurance" as that moment in time when all four conditions for the recognition of revenue specified in Staff Accounting Bulletin No. 101 have been satisfied and consequently government grants are recognized only when realized or realizable and earned. To avoid confusion in this respect, in future filings we will revise the policy to state that the Company recognizes government grants when it is probable that the Company will comply with the conditions attached to the grant arrangement and the grant will be received.

Comment No. 4: Further to the above, we note from your disclosures throughout the filing, including in Part I, Item 1 of the Form 10-K that in connection with the U.S. Department of Energy Stimulus Grant, you may receive reimbursement for certain qualifying costs incurred on or after August 5, 2009. You state that as of March 31, 2010, you have approximately $1.6 million of contingently reimbursable engineering costs which you expect to receive in the first quarter of 2011 and that you will record a reduction of expense in the corresponding period. Please revise future filings to clarify how you determine when to record reimbursements relating to the stimulus grant or other similar grants when such reimbursements relate to previously recognized expenses. Provide us with a sample of your proposed disclosure.

Response: The Company will disclose in its future filings how it determines when to record reimbursements that relate to previously recognized expenses under its stimulus grant. The Company expects to include the following additional disclosure in its government grants note to its consolidated financial statements:

"Potentially reimbursable engineering costs represent certain qualified product qualification and testing costs incurred after August 5, 2009 that are subject to a condition in the stimulus grant requiring approval of the company's accounting system by the Defense Contract Audit Agency ("DCAA") prior to the reimbursement of such costs. We expect to recognize potentially realizable engineering costs incurred in our financial statements when approval of our accounting system is obtained from the DCAA and the reimbursement is realized or realizable."

Comment No. 5: We note that you are presenting your patents and trademarks on a aggregate basis. Given the disparity between their useful lives, please revise future filings to separately disclose the amount assigned to your patents and trademarks. Refer to paragraph 350-30-50-1 of the FASB Accounting Standards Codification.

Response: The Company will disclose in its future filings the amount assigned to patents separately from the amount assigned to trademarks.

Comment No. 6: We note from your disclosures in this footnote that the fair value of your deferred compensation arrangements is $42,702 and $21,715 at March 31, 2010 and 2009, respectively. Please explain to us how these amounts were determined. In addition, please reconcile these amounts to your disclosure in note 17 which indicates that your liability related to the employee agreements is $1,155,466 at March 31, 2010.

Response: The amounts indicated for the fair value of deferred compensation arrangements represents the future potential liability for retirement payments to certain executives under the provisions of their employment agreements. The recorded amounts represent accrued future retirement payments based on years of service that have been discounted back to the balance sheet date from the expected retirement vesting date for each executive. In addition, certain executives have attained the years of service or retirement age requirements contained in their employment agreements and the Company has recorded a liability for the amount due to these executives. The reconciliation of the amount disclosed in note 14 and the aggregate amount disclosed in note 17 is as follows:

	Retirement years of service
	or age requirement
Named Executive	Attained	Not Yet Attained	Total Liability
William G. Rankin	$ 680,160		680,160
Donald A. French	432,554		432,554
Ronald M. Burton	-	40,565	40,565
Jon Lutz	-	2,137	2,137

Total	$ 1,112,714	42,702	1,155,416

Comment No. 7: Additionally we note the significance of your cash equivalents and short-term investments. Please revise your future filings to provide the fair value disclosures required by paragraph 820-10-50-2 of the FASB Accounting Standards Codification.

Response: The Company will include in its future filings the fair value disclosures required by paragraph 820-10-50-2 of the FASB Accounting Standards Codification.

Comment No. 8: We note your footnote disclosure that appears on page 5. In future filings you should expand your disclosure to more specifically describe why each director or nominee's particular experience, qualifications, attributes or skills led the board to conclude that such a person should serve as a director of the company, in light of the company's business and structure, rather than solely identifying their qualifications. See Question 116.05 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The Company will expand its disclosure in future filings to more specifically describe why each director or nominee's particular experience, qualifications, attributes or skills led the board to conclude that such a person should serve as a director of the company, in light of the company's business and structure.

Comment No. 9: We refer to your disclosure under "Board Leadership Structure" on page 5 of your definitive proxy statement. In future filings please expand your disclosure to indicate why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances. Refer to Regulation S-K Item 407(h).

Response: The Company will expand its disclosure in future filings to indicate why our leadership structure is appropriate given our specific characteristics or circumstances.

Comment No. 10: We note that you have not included any disclosure of your definitive proxy statement in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.

Response: The Company's compensation structure for named executives and middle management consists of base pay and variable pay as is more fully described in the Company's Compensation Discussion and Analysis. The compensation structure for all employees other than named executives and middle management compensation is comprised entirely of base pay. Management has considered the possibility that its policies and practices related to variable pay, which consists of cash bonus payments and equity based compensation, could create risks that were reasonably likely to have a material adverse effect on the Company. In light of the fact that variable compensation is established annually by the compensation and benefit committee of the board of directors based on both objective and subjective criteria, and that the subjective criteria are not defined in advance of the committee's compensation decisions, it is management's judgment that its compensation structure is unlikely to create risks that could have a material adverse effect on the Company.

Comment No. 11 We refer to your disclosure under "Variable Pay" on page 11 of your definitive proxy statement and note that you have not disclosed the objective goals that "relate to the attainment of revenue and earnings targets" that were required to be achieved by your named executive officers in order to receive their incentive-based cash and stock compensation. In future filings, please disclose the specific performance targets that are established in your business plan and required to be met by named executive officers. Refer to Regulation S-K Item 402(b)(2)(v). If you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, note that you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: Our Compensation Committee has not yet finalized the objective criteria for the coming fiscal year's variable portion of executive compensation. To the extent that specific performance targets are established, in future filing we will either disclose these targets or follow the procedure outlined in Instructions 4 to the Item 402(b) of Regulation S-K, as appropriate.

Comment No. 12: Please tell us why you have not filed as an exhibit the supply agreement with CODA Automotive that you entered into in June 2009. We note in this regard your disclosure on page 5 that this ten year supply agreement could "result in annual revenue ... well in excess of $50 million."

Response: At the time of its execution and at the time of the filing of our most recent Form 10-K, the CODA agreement was not a material contract for the Company. The CODA agreement memorializes among the parties the process and procedures for CODA and CODA's production partner, Harbin HaFei Automobile Industry Group Co. Ltd., to order and purchase from the Company electric propulsion systems. There are only a few binding obligations on either the Company, CODA or Harbin HaFei under the agreement, none of which are material to the Company. A binding obligation to purchase and sell propulsion systems only occurs upon the delivery and acceptance of a purchase order as a contemplated by the agreement. To-date CODA has issued purchase orders for pre-production units only, which are not material to the Company. In the risk factor captioned "CODA's manufacturing partner may not purchase from us all or any portion of the 20,000 systems provided for under its supply agreement," we describe the supply agreement as merely the framework through which purchase orders will be issued. We disclosed in this risk factor that a binding commitment only occurs on "firm" and non-cancellable orders within a 60-day delivery schedule. At this point, no purchase orders have been received pursuant to these provisions.

Comment No. 13: In future filings, please ensure that the certifications by your principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 match exactly the language set forth in Item 601(b)(31)(i) of Regulation S-K. We refer in this regard to the replacement of the word "report" with "annual report" in paragraphs 2, 3 and 4 of exhibits 31.1 and 31.2.

Response: The Company will ensure that the certifications by our principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 match exactly the language set forth in Item 601(b)(31)(i) of Regulation S-K.

In response to your request, we acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or would like to discuss any of our responses.

Very truly yours,

UQM Technologies, Inc.

/s/Donald A. French
Donald A. French
Treasurer